Management’s Discussion and Analysis
September 4, 2008

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended July 31, 2008 and its financial position as at July 31, 2008.  This MD&A should be read in conjunction with the unaudited consolidated financial statements and notes that follow.  In 2007, MDS chose to adopt United States generally accepted accounting principles ( GAAP) for financial reporting.  As a result of this change, the Company restated to U.S. GAAP its previously filed financial statements for the four quarters of 2007.  With U.S. GAAP as our primary basis of accounting, we will reconcile our U.S. GAAP earnings to Canadian generally accepted accounting principles (Canadian GAAP).  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for fiscal 2008 and 2009.  The results discussed in this MD&A are based on U.S. GAAP.  To supplement the U.S. GAAP MD&A included in this document, please refer to our separately filed Canadian Supplement to this MD&A that restates, based on financial information of MDS reconciled to Canadian GAAP, those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP.

For additional information and details, readers are referred to the 2007 annual financial statements and MD&A and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position as at and for the period ended July 31, 2008. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period to those of the same period in the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Caution Regarding Forward-looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States’ economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products and services introduced by us or by our competitors; the impact of our clients’ exercising rights to cancel certain contracts; the impact of changes in laws, trade and import/export policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Use of Non-GAAP Measures
In addition to measures based on generally accepted accounting principles (GAAP) in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted net income, adjusted earnings per share (EPS); operating working capital; net revenue; new orders and backlog.  These terms are not defined by GAAP and our use of such terms, or measurement of such items, may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and can view our results through the eyes of management.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not have an impact on net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that have not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be communicated in other ways, including email messages and oral confirmations. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.  As of January 31, 2008, we began to report new orders, which are the confirmed contracts for which we have received a customer commitment within the fiscal quarter.  We have also started to report period ending backlog which measures our backlog at the period ending date and we continue to report the average backlog which is the average of the three month end backlog balances for the interim period.

Substantially all of the mass spectrometer product family or Sciex brand products of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid from the joint ventures as profit sharing.   Under U.S. GAAP, we report our direct revenues from sales to the joint ventures as revenues and we report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the mass spectrometer product family, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

Tabular amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Adoption of U.S. GAAP
Effective with the reporting of our fiscal 2007 annual results, we adopted U.S. GAAP as our primary reporting standard for our consolidated financial statements.  We have adopted U.S. GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are US-based multinational companies.  All figures for prior periods contained in these documents have been revised to reflect the adoption of U.S. GAAP as our reporting standard.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging, sterilization, and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and services to customers in markets around the world.

Discontinued Operations
All financial references in this document exclude those businesses that we consider to be discontinued.  The results of discontinued operations relate to the diagnostics business we sold in 2007.  All financial references for the prior year have been restated to reflect this treatment.

MAPLE Reactor
In 1996, MDS entered into an agreement with Atomic Energy of Canada, Limited (AECL), a Crown corporation  for the design, development and construction of two nuclear reactors and a processing facility, known as the MAPLE project.  The project was intended to replace AECL’s current National Research Universal reactor (NRU) which produces approximately 50% of the world’s medical isotopes.  AECL agreed to provide interim supply of medical isotopes from NRU until the MAPLE project was operational.  The MAPLE project was to be completed by the year 2000 at a planned cost to MDS of $145 million.

By 2005, the project was not yet completed and costs had more than doubled, with MDS’s investment exceeding $350 million.  To address these issues, MDS entered mediation with AECL that resulted in a new agreement between AECL and MDS on February 22, 2006 providing for both interim and long-term supply of medical isotopes.   Under the interim and long-term supply agreement (ILTSA), AECL paid the Company $22 million, assumed ownership of the MAPLE facilities and took responsibility for all costs associated with completing the project and the future production of medical isotopes from the MAPLE facilities.  The parties retained certain rights related to existing claims.  In addition, AECL acquired $47 million of MAPLE-related inventories in exchange for a non-interest bearing note having a net present value of $38 million, to be repaid over four years commencing in 2008.  The agreement requires AECL to supply medical isotopes to MDS Nordion over a 40-year period, upon the MAPLE facilities meeting certain operational criteria, in exchange for a fixed percentage of the selling price.  In accordance with SFAS No. 153, “Exchanges of Non-monetary Assets”, the Company exchanged the MAPLE asset for the 40-year supply agreement which was recorded as an intangible asset at its fair value of $308 million.  This amount is to be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins.  The Company recorded a loss on this transaction of $36 million in 2006.

On May 16, 2008, AECL and the Government of Canada, announced their intention to discontinue the development work on the MAPLE reactors located at Chalk River laboratories, effective immediately.  The MAPLE reactors were to replace the NRU reactor and provide MDS Nordion with a long-term source of supply of medical isotopes under the ILTSA.  MDS has substantial financial interests in the success of the MAPLE project, primarily through the 40-year supply commitment from AECL, as part of the exchange of non-monetary assets contained in the ILTSA.

The Company was neither consulted nor informed in advance by AECL or the Canadian government about their decision.  Prior to their May 16, 2008 announcement, AECL had consistently maintained in regular project review meetings with the Company that it would complete the MAPLE project.  AECL’s announcement and position represents a different perspective on AECL’s obligations than that held by MDS.  On July 9, 2008, MDS served AECL with notice of arbitration proceedings.  MDS will be seeking an order to compel AECL to fulfill its obligations under the ILTSA and if not granted, will seek significant monetary damages.  MDS has concurrently filed a court claim for $1.6 billion in damages against AECL, for negligence and breach of contract, and against the Government of Canada, for inducing breach of contract and for interference with economic relations.

 AECL and the Government of Canada also announced that its decision will not impact the current supply of medical isotopes and that AECL will continue to supply medical isotopes, using the NRU reactor and will pursue an extension of the NRU operation beyond its current expiry date of October 31, 2011.  While MDS supports this decision, it does not adequately address long-term supply.

MDS is reviewing the impact on its business from an operational and financial reporting perspective. The principal U.S. GAAP reporting exposure for MDS related to the announcement is its intangible asset associated with the 40-year supply agreement currently carried at $336 million (valued at the July 31, 2008 exchange rate).  MDS will continue to evaluate the intangible asset for possible impairment and the relevant financial reporting implications based upon the progress of any dialogue, negotiations or legal proceedings between AECL, the Government of Canada and the Company.  It is the Company’s position that AECL has breached its contract with MDS, and the Company will continue to monitor the proceedings and potential outcome which, at this time, we deem to be uncertain.

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA
($ millions)
Third Quarter			Year-to-date

2008	2007		2008	2007
321	333	Total revenues	993	883
(23)	(25)	Reimbursement revenues	(73)	(71)
$298	$308	Net revenues	$920	$812

(10)	7	Income (loss) from continuing operations	18	(48)
-	1	Income tax expense (recovery)	(2)	(23)
2	2	Net interest expense	4	2
-	1	Mark-to-market on interest rate swaps	(2)	-
25	24	Depreciation and amortization	75	56
17	35	EBITDA	93	(13)
12	3	Restructuring charges, net	13	41
11	-	Asset impairment	11	-
-	-	Valuation provisions	3	6
1	-	Loss on sale of a business/investment	3	1
-	-	(Reversal) provision for FDA-related costs	(10)	61
-	11	Acquisition integration	2	14
$41	$49	Adjusted EBITDA	$115	$110
14%	16%	Adjusted EBITDA margin	13%	14%

Consolidated net revenues which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services segment, were down 3% on a reported basis to $298 million for the third quarter of 2008 compared to $308 million last year.  Foreign exchange impacts increased net revenue in the third quarter of 2008 compared to the third quarter of 2007 by approximately $12 million or 4%.  A sale of certain product lines within MDS Nordion reduced revenue by $7 million in the third quarter of 2008 compared to the same period in the prior year.

MDS Pharma Services net revenues increased 3% compared to the same period in 2007, with growth in early-stage, partially offset by declines in late-stage net revenues.  MDS Nordion revenues were down 5% compared to the same period in 2007, primarily as a result of the sale of certain product lines in 2008.  MDS Analytical Technologies revenues were down 9% primarily due to the timing of the mass spectrometer shipments to the joint ventures.  End-user revenues for mass spectrometers grew by 5%.

The loss from continuing operations for the third quarter of 2008 was $10 million compared to income of $7 million reported for the same period in 2007.  The third quarter of 2008 includes an $8 million after-tax charge associated with restructuring activities at MDS Pharma Services and MDS Analytical Technologies and a $8 million after-tax asset impairment charge related to a Pharma Services facility.  Income from continuing operations for the third quarter of 2007 includes an after-tax acquisition integration expense of $6 million.

Adjusted EBITDA for the quarter was $41 million, down 16% compared to $49 million reported for last year.  MDS Nordion adjusted EBITDA increased by $1 million to $23 million in the third quarter of 2008.  MDS Analytical Technologies adjusted EDITDA declined $6 million to $21 million.  MDS Pharma Services reported an adjusted EBITDA loss of $2 million in the quarter compared to adjusted EBITDA of $4 million last year.  The net impact of foreign exchange impacts on adjusted EBITDA in the third quarter of 2008, compared to the third quarter of 2007 was an increase of $2 million.  In the third quarter of 2008, we experienced a negative impact of approximately $4 million on adjusted EBITDA from the net impact of foreign exchange, due to the year-over-year weakness of the U.S. dollar; however, this was partially offset by a $2 million foreign exchange gain on the revaluation of net monetary assets, compared to a $4 million foreign exchange loss on the revaluation of net monetary assets in the third quarter of 2007.

Adjustments reported for the third quarter of 2008 include $12 million expense related to restructuring charges, $2 million of which was reported in equity earnings related to our MDS Analytical Technologies joint ventures, and $11 million asset impairment charge related to a MDS Pharma Services facility in Montreal, Canada and $1 million loss related to sale of business.  In the third quarter of 2007, adjustments included $3 million of restructuring costs and $11 million of integration costs incurred by MDS Analytical Technologies associated with the MD acquisition.

Selling, general, and administration (SG&A) expenses for the quarter totalled $63 million and 21% of net revenues compared to $66 million and 21% last year. The decrease is due to lower incentive and stock-based compensation expense which was partially offset by the impact of foreign exchange.

We spent $19 million on R&D activities in the third quarter this year, compared to spending of $20 million last year. The decrease in R&D spending was due to the reduction in spending in MDS Nordion and on certain MDS Analytical Technologies projects in the third quarter of 2008 as they neared completion, which was partially offset by the impact of foreign exchange.

Consolidated depreciation and amortization expense increased $1 million compared to last year. Capital expenditures for the quarter were $14 million compared to $27 million in the third quarter of 2007.  Capital expenditures were higher in 2007 due to an investment in an early-stage MDS Pharma Services facility, which was completed in the first quarter of 2008.

Other income for the quarter includes the $2 million foreign exchange gain compared to a $4 million foreign exchange loss in the third quarter of 2007, described above.

In the third quarter of 2008, we repurchased 1.0 million shares for $15 million as part of our Normal Course Issuers Bid (NCIB), and we have 121 million Common shares outstanding as of July 31, 2008.

Reported loss per share from continuing operations was $0.08 for the quarter, compared to earnings per share of $0.05 in 2007 which included a $0.01 loss per share from discontinued operations.   Adjusted earnings per share from continuing operations for the quarter were $0.06 compared to $0.13 earned in the same period last year, primarily as a result of lower adjusted EBITDA, and higher adjusted tax expense.  Adjusted earnings per share and adjusted income from continuing operations for the two periods were as follows:

Earnings Per Share
	Third Quarter		Year-to-date
	2008	2007	2008	2007
Basic earnings (loss) per share from continuing operations – as reported	$(0.08)	$0.06	$0.15	$(0.36)
Adjusted for (after tax):
Restructuring charges, net	0.06	0.01	0.07	0.24
FDA-related provision	-	-	(0.06)	0.30
Asset impairment	0.06	-	0.06
Valuation provisions	-	-	0.03	0.04
Mark-to-market on interest rate swaps	-	0.01	(0.02)	0.01
MAPLE investment tax credits	-	-	-	(0.02)
Loss on sale of business and long-term investments	0.02	-	0.02	0.02
Acquisition integration	-	0.05	0.01	0.07
Tax rate changes	-	-	(0.09)	-
Adjusted EPS	$0.06	$0.13	$0.17	$0.30

Income from Continuing Operations
($ millions)	Third Quarter		Year-to-date
	2008	2007	2008	2007
Income (loss) from continuing operations – as reported	$(10)	$7	$18	$(48)
Adjusted for (after tax):
Restructuring charges, net	8	2	9	35
FDA-related provision	-	-	(7)	40
Asset impairment	8	-	8	-
Valuation provisions	-	-	3	5
Mark-to-market on interest rate swaps	-	1	(2)	-
MAPLE investment tax credits	-	-	-	(2)
Loss sale of business and long-term investments	2	-	2	2
Acquisition integration	-	6	1	8
Tax rate changes	-	-	(11)	-
Adjusted income from continuing operations	$8	$16	$21	$40

MDS Pharma Services
Financial Highlights
($ millions)
Third Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2008	revenues	2007	revenues		2008	revenues	2007	revenues
$68	56%	$62	53%	Early-stage	$199	54%	$188	53%
54	44%	56	47%	Late-stage	171	46%	166	47%
122	100%	118	100%	Net revenues	370	100%	354	100%
$23	-	$25	-	Reimbursement revenues	$73	-	$71	-
145		143	-	Total revenues	443		425	-
(94)	(77%)	(82)	(69%)	Cost of revenues	(277)	(75%)	(251)	(71%)
(23)	-	(25)	-	Reimbursed expenses	(73)	-	(71)	-
(31)	(25%)	(30)	(25%)	Selling, general, and administration	(93)	(25%)	(95)	(27%)
(9)	(7%)	(8)	(7%)	Depreciation and amortization	(26)	(7%)	(26)	(7%)
(8)	(7%)	(1)	(1%)	Restructuring charges	(9)	(2%)	(32)	(9%)
(11)	(9%)	-	-	Asset impairment	(11)	(3%)	-	-
-	-	(2)	(2%)	Other income (expense)	14	(4%)	(68)	(19%)
(31)	(25%)	(5)	(4%)	Operating income (loss)	(32)	(9%)	(118)	(33%)
				Adjustments:
-	-	-	-	Reversal (provision) for FDA-related costs	(10)	(3%)	61	17%
8	7%	1	1%	Restructuring charges	9	2%	32	9%
11	9%	-	-	Asset impairment	11	3%	-	-
1	1%	-	-	Loss (gain) on sale of a business	(1)	-	4	1%
9	7%	8	7%	Depreciation and amortization	26	7%	26	7%
$(2)	(2%)	$4	3%	Adjusted EBITDA	$3	1%	$5	1%
				Margins:
23%		31%	-	Gross margin	25%		29%	-
(2%)		3%	-	Adjusted EBITDA	1%		1%	-
$7	-	$21	-	Capital expenditures	$22	-	$28	-

In the third quarter of 2008, MDS Pharma Services net revenues increased by 3% as reported versus the prior year quarter. The impact on revenue of the change in foreign exchange rates from the third quarter of 2007 to the third quarter of 2008 was an increase of approximately $6 million or 5%. Our early-stage business had higher revenue as a result of increased Phase I activity at our new Phoenix facility and increased demand in bioanalytical services.  The late-stage revenue decreased primarily as a result of delays in the start of projects in both our central lab and Phase II-IV businesses in the third quarter of 2008.

New orders in the third quarter of 2008 were $169 million, up 42% compared to the same period last year.  We saw a $55 million or 13% increase in period-end backlog and 13% increase in average backlog from the second quarter of 2008.  Period-end backlog was up 19% compared to the same period in 2007.

Orders	New Orders	Average Backlog	Period End Backlog
Fiscal 2007 – Quarter 1	159	450	472
Quarter 2	103	450	428
Quarter 3	119	420	408
Quarter 4	134	385	375
Fiscal 2008 – Quarter 1	177	360	395
Quarter 2 Quarter 3	165 169	405 456	431 486

MDS Pharma Services had an operating loss of $31 million for the quarter, compared to a loss of $5 million for the same period last year.   In the third quarter of 2008, we recorded an $8 million restructuring charge to improve profitability at MDS Pharma Services compared to a $1 million charge in the third quarter of 2007.  As well, in the third quarter of 2008, a $11 million asset impairment charge was recorded related to a facility in Montreal, Canada and $1 million loss on sale of business.

MDS Pharma Services adjusted EBITDA for the third quarter of 2008 decreased by $6 million to a loss of $2 million compared to the same period in 2007.  This decrease was primarily the result of lower sales excluding the impact of foreign exchange, higher margin services reported in our late-stage business in the third quarter of 2007 and increased investments in customer facing business development and the ramp-up of our Phoenix Phase 1 clinic in 2008.  These factors plus inflation offset the impact of savings achieved from our restructuring activities that were completed 2007.  The negative impact of foreign exchange on our operations resulting from the decline of the U.S. dollar from the third quarter of 2007 to the third quarter of 2008 was approximately $3 million.  This was offset by a $3 million increase in adjusted EBITDA from the impact of foreign exchange on the revaluation of certain assets and liabilities which was a $1 million gain in the third quarter of 2008, versus a $2 million loss in the third quarter of 2007.  In addition, we recorded a $1 million provision associated with customer settlements in the third quarter of 2008.

SG&A of $31 million in the third quarter of 2008 was $1 million higher than the third quarter of 2007 due primarily to the negative impact of foreign exchange on spending from the strengthening of the Canadian dollar, British pound and the euro over the same period and increased investment in customer facing business development, which was partially offset by lower stock-based compensation.

During the third quarter of 2008, we initiated our restructuring plan announced on July 18, 2008, including additional headcount reductions and the closure of several offices.  Savings from these actions will be realized over the next two quarters.  In the fourth quarter of 2008, we expect to incur approximately $6 million - $8 million of additional restructuring charges related to these activities.

Capital expenditures in the pharmaceutical services segment were $7 million compared to $21 million in the third quarter of 2007.  In the third quarter of 2007 capital expenditures were higher due to expansion of our early-stage facilities in Phoenix, Arizona.

Regulatory Review of Montreal Bioanalytical Operations
The six-month time limit imposed by the FDA for generic audits has passed, and we believe we have substantially completed all required site audits for generic customers.  We continue to receive a limited number of study audit requests from innovator customers and expect we may continue to receive these requests in low numbers in the coming months.

We have responded to questions from European regulators about the nature of the work that was done for the FDA. We have received a response from the European regulators that they are satisfied with the work completed for the FDA and do not expect to incur any significant costs associated with actions, if any of European regulators.

During the second quarter of 2007, we approved and recorded a $61 million provision to reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. We have utilized $19 million of this reserve for such costs, an amount that was partially offset by a foreign currency translation gain on the US-dollar denominated components of the cost estimate and we reversed $10 million of this provision in the second quarter of 2008. Although we believe we have substantially completed the majority of all required site audits, we still await final reimbursement requests for many of these audits.  Based on information currently available, we believe the remaining a reserve of $32 million is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs.

MDS Nordion
Financial Highlights
($ millions)
Third Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2008	revenues	2007	revenues		2008	revenues	2007	revenues
$72	100%	$76	100%	Product revenues	$207	98%	$210	98%
-		-	-	Service revenues	5	2%	4	2%
72	100%	76	100%	Net revenues	212	100%	214	100%
(35)	(49%)	(39)	(51%)	Cost of product revenues	(111)	(52%)	(108)	(50%)
(1)	(1%)	-	-	Cost of service revenues	(3)	(1%)	(2)	(1%)
(12)	(17%)	(13)	(17%)	Selling, general, and administration	(36)	(17%)	(36)	(17%)
-	-	(1)	(1%)	Research and development	(2)	(1%)	(3)	(1%)
(3)	(4%)	(4)	(5%)	Depreciation and amortization	(9)	(4%)	(10)	(5%)
(1)	(1%)	(1)	(1%)	Other income (expense)	(6)	(3%)	-	-
20	28%	18	24%	Operating income	45	21%	55	26%
				Adjustments:
-	-	-	-	Loss (Gain) on a sale of a business	4	2%	(1)	(1%)
3	4%	4	5%	Depreciation and amortization	9	4%	10	5%
$23	32%	$22	29%	Adjusted EBITDA	$58	25%	$64	30%
				Margins:		-
50%	-	49%	-	Gross margin	47%	-	49%	-
32%	-	29%	-	Adjusted EBITDA	25%	-	30%	-
$3	-	$3	-	Capital expenditures	$9	-	$5	-

MDS Nordion revenues were down $4 million or 5% from the third quarter of 2007 on a reported basis.  In the third quarter of 2007, we reported $7 million of revenue associated with the external beam therapy and self-contained irradiator product lines that were sold on the first day of the third quarter of 2008.  Reported revenues increased due to a foreign exchange impact of $2 million related to the decline of the U.S. dollar in the third quarter of 2008 compared to the third quarter of 2007. Excluding the impact of divestures and foreign exchange third quarter 2008 revenues were up $1 million compared to the same period in 2007 primarily driven by higher cobalt sales.

 Operating income in the third quarter of 2008 was $20 million up $2 million compared to last year and adjusted EBITDA was $23 million this year compared to $22 million in 2007.  The impact of lower revenue was offset by higher gross margins on increased cobalt sales.

SG&A in the third quarter of 2008 was down $1 million to $12 million compared to the same period last year.  R&D investment was nil and $l million in the third quarter of 2008 and 2007, respectively.

Capital expenditures for MDS Nordion were $3 million, essentially flat to last year.

Effective May 1, 2008, we completed the sale of our external beam therapy and self-contained irradiator product lines to Best Medical International Inc.  The $4 million loss was previously recorded in the first quarter of 2008.  The operating results for these product lines were not reported in the MDS Nordion segment in the third quarter of 2008, however the operating results were included in 2007 and up to the end of the second quarter of 2008.

MDS Analytical Technologies
Financial Highlights
($ millions)
Third Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2008	revenues	2007	revenues		2008	revenues	2007	revenues
$83	80%	$94	82%	Product revenues	$268	79%	$194	80%
21	20%	20	18%	Service revenues	70	21%	50	20%
104	100%	114	100%	Net revenues	338	100%	244	100%
(60)	(58%)	(70)	(61%)	Cost of product revenues	(185)	(55%)	(155)	(64%)
(3)	(3%)	(1)	(1%)	Cost of service revenues	(11)	(3%)	(2)	(1%)
(18)	(18%)	(20)	(18%)	Selling, general, and administration	(59)	(17%)	(37)	(15%)
(19)	(18%)	(19)	(17%)	Research and development	(59)	(17%)	(45)	(18%)
(12)	(12%)	(12)	(11%)	Depreciation and amortization	(39)	(12%)	(19)	(8%)
(2)	(2%)	-	-	Restructuring charges	(2)	(1%)	-	-
1	(1%)	(3)	(3%)	Other income (expense)	(1)	-	(5)	(2%)
(9)	(9%)	(11)	(10%)	Operating loss	(18)	(5%)	(19)	(8%)
				Adjustments:
14	13%	15	13%	Equity earnings	38	11%	40	16%
4	4%	-	-	Restructuring charges	4	1%	-	-
-	-	11	10%	Acquisition integration	2	1%	14	6%
12	12%	12	11%	Depreciation and amortization	39	12%	19	8%
$21	20%	$27	24%	Adjusted EBITDA	$65	19%	$54	22%
				Margins:
39%	-	38%	-	Gross margin	42%	-	35%	-
20%	-	24%	-	Adjusted EBITDA	19%	-	22%	-
$2		$2		Capital expenditures	$5		$6

The mass spectrometer product family of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the large majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  We equity account for the joint ventures and therefore the majority of the income related to the mass spectrometer product family is reflected in equity earnings, which represents our share of the net income of the joint ventures. Our reported revenues are related to products manufactured and services performed for the joint ventures and are not a direct indicator of end-customer revenues. We include equity earnings in our calculation of adjusted EBITDA, however, these earnings are not included in operating income.

MDS Analytical Technologies revenue decreased by $10 million to $104 million in the third quarter of 2008, compared to the same period in the prior year, despite an increase due to a foreign exchange of $4 million related to the decline of the U.S. dollar in the third quarter of 2008 compared to the third quarter of 2007.   Revenues in our mass spectrometer, drug discovery and bio-research product families were down in the third quarter of 2008 compared to the same three-month period in 2007.  The declines in mass spectrometers revenues were primarily a result of lower volume of units shipped to our joint ventures.  End-user revenues for mass spectrometer products grew 5% in the third quarter including the impact of foreign exchange with strong growth in service revenue.  Compared to the same period last year end-user unit volume was essentially flat.  The decline in drug discovery was primarily a result of lower sales of high-end instruments in North America.

MDS Analytical Technologies reported an operating loss of $9 million for the third quarter of 2008 compared to a $11 million loss in the third quarter of 2007. Equity earnings, which are not included in operating income and represent our share of earnings from the mass spectrometer joint ventures, were $14 million for the third quarter of 2008 versus $15 million for the third quarter of 2007.   During the third quarter of 2008, a $2 million restructuring charge was recorded to improve profitability of our bio-research and drug discovery product families.  In addition, the equity earnings for the third quarter of 2008 included a $2 million restructuring charge representing our share of restructuring activities at the joint ventures.   In the third quarter of 2007, $11 million of acquisition integration costs were reported.

Adjusted EBITDA for the quarter was $21 million compared to $27 million during the same period last year.  The $6 million decrease was primarily due to lower revenues, and higher costs including manufacturing overhead.  The adjusting items were $4 million for restructuring charges in the third quarter of 2008 and $11 million of integration expense related to the Molecular Devices acquisition for the third quarter of 2007.

SG&A decreased for the third quarter of 2008 by $2 million to $18 million.  The third quarter of 2007 included integration costs associated with the MD acquisition.   R&D expense was flat at $19 million for the third quarter of 2008 and 2007.  Depreciation and amortization expense was also flat compared to last year.

During the third quarter of 2008, we initiated restructuring plans previously announced on July 18, 2008 primarily related to headcount reductions.  Savings from these actions will be realized over the next two quarters.

Capital expenditures were $2 million this year and last.

During the quarter, MDS Analytical Technologies acquired Blueshift Biotechnologies, a developer of screening platforms for life sciences research and maker of the IsoCyte™ benchtop laser scanning cytometer.  This acquisition expands MDS Analytical Technologies’ capabilities in cellular analysis, and further strengthens the company’s global sales and service offering.  Integration of Blueshift is progressing well and market enthusiasm for IsoCyte continues to gain momentum with additional orders placed during the quarter.

Corporate and Other
Financial Highlights
($ millions)
Third Quarter			Year-to-Date
2008	2007		2008	2007
$(2)	$(3)	Selling, general, and administration	$(14)	$(13)
(1)	-	Depreciation and amortization	(1)	(1)
-	(2)	Restructuring charges	-	(9)
1	(1)	Other income (expense)	-	(4)
(2)	(6)	Operating loss	(15)	(27)
		Adjustments:
-	-	Gain on sale of investments	-	(2)
-	-	Valuation provisions	3	6
-	2	Restructuring	-	9
1	-	Depreciation and amortization	1	1
$(1)	$(4)	Adjusted EBITDA	$(11)	$(13)

Corporate SG&A expenses were $2 million in the third quarter of 2008 down $1 million from the third quarter of 2007, primarily due to lower stock-based compensation.

Other income of $1 million for the third quarter of 2008 includes a $1 million foreign exchange gain associated with the revaluation of certain assets and liabilities. The third quarter of 2007 included a $1 million foreign exchange loss.   The 2007 $2 million charge related to restructuring was an adjusting item.

In the third quarter of 2008 net interest expense was $2 million level with the third quarter of 2007.

Income taxes
We reported no tax expense this quarter.  The expected tax recovery on the loss we reported this quarter was offset by $4 million relating to losses incurred in foreign jurisdictions where we currently have full valuation allowances recorded against our deferred tax assets.  And we recorded $1 million of additional tax expense relating to the disposition of a business by Nordion.

Discontinued Operations
The results of our discontinued businesses for the third quarter of 2008 were as follows:
($ millions)	Third Quarter	Year-to-date
	2008	2007	2008	2007
Net revenues	$-	$-	$-	$95
Cost of revenues				(57)
Selling, general and administration				(15)
Operating income	-	-	-	23
Gain on sale of discontinued operations				904
Interest income				1
Income taxes				(117)
Minority interest				(4)
Equity earnings				1
Income from discontinued operations	-	-	-	808
Basic EPS from discontinued operations	$-	$-	$-	$5.99

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.

Liquidity and Capital Resources

($ millions except current ratio)	July 31, 2008	October 31, 2007	Change
Cash, cash equivalents and short-term investments	$130	$324	(60%)
Operating working capital[1]	$112	$59	90%
Current ratio (excludes net assets held for sale)	1.9	1.6	19%
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the third quarter of 2008, $5 million of cash was generated. For the first nine months of 2008, $194 million of cash and short-term investments were utilized including $89 million of scheduled long-term debt principle and interest repayments, $65 million of income taxes related to the 2007 gain on the sale of the diagnostics business, an increase in operating working capital resulting from first quarter payouts for year-end compensation and fourth quarter capital expenditures.  The increase in the current ratio is primarily attributable to the reduction of current liabilities related to the payment of long term debt and income taxes payable and the movement of an $83 million note receivable to current.

We expect to have net operating cash inflows for the last quarter of fiscal 2008.  Expected cash outflows include FDA–related reimbursements to our customers and the payment of severance obligations associated with restructuring activities. In addition to cash generated by operations and cash on hand, we have available a CAD$500 million, five-year, committed, revolving credit facility, that expires in July, 2010, to fund our liquidity requirements. We borrowed CAD$15 million under this facility to fund working capital requirements over the quarter end.  There were no borrowings under this facility at September 4, 2008.

Cash used by investing activities for continuing operations totalled $13 million for the third quarter of 2008, compared to outflows of $94 million for the third quarter of 2007.  Capital expenditures for the quarter totalled $14 million, compared to $27 million of expenditures in the third quarter of 2007 which was higher due to investment in our Phase I facility in Phoenix, USA.  We received $15 million in cash from the sale of our external beam therapy and self-contained irradiator product lines.  Also in the quarter, we acquired Blueshift Biotechnologies for $13 million, expanding MDS Analytical Technologies’ capabilities in cellular analysis.  $1.5 million of the purchase price has been placed in escrow. This escrow amount less claims for indemnifications will be released to the vendors on June 26, 2009.  An additional amount of $0.5 million has been placed in escrow which is contingent on the achievement of certain milestones.  In the third quarter of 2007, we made $67 million in net purchases of short-term investments, which were subsequently sold to pay off long-term debt.

Financing activities generated $1 million of cash in the quarter, which included the CAD$15 million draw on our credit facility.  This was offset by $15 million of purchases under our NCIBs during the quarter which retired 1.0 million Common shares representing less than 1% of our outstanding Common shares. On a year-to-date basis, we have purchased 1.9 million shares for $32 million under our NCIB.  Under the terms of our current NCIB, we are entitled to purchase 4.1 million Common shares between July 3, 2008 and July 2, 2009, of which 0.4 million shares have been purchased to date.  Cash generated from financing activities for the third quarter of fiscal 2007  was $5 million, primarily driven by share issuance related to stock options exercised in the period.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for operations, capital expenditures, research and development expenditures, FDA settlements and restructuring costs.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Asset Backed Commercial Paper (ABCP)
The Company owns investments in non-bank sponsored ABCP issued by two trusts with an original cost of $17 million. These investments matured in September 2007, but as a result of liquidity issues in the ABCP market, they did not settle at maturity.

In September 2007, a Pan-Canadian Investors Committee for Third Party Asset Backed Commercial Paper (the Committee) was formed to propose a solution to the liquidity problem in the ABCP market.   At that time, the Company performed a probability-weighted discounted cash flow adjustment valuation reflecting the uncertainties in the timing and the amount of its investment to be recovered. This analysis was performed for both a short-term and long-term hold scenario and based on this, MDS took a provision of 10% or $2 million in the fourth quarter 2007.

In March 2008, the Committee filed with the Ontario Superior Court of Justice a restructuring arrangement to convert the ABCP into various long-term floating rate notes with maturities matching the maturities of the underlying assets. A substantial majority of ABCP holders voted in favour of the Committee’s restructuring plan, subject to final judicial approval.  Prior to any distribution, an appeal was issued by dissenting investors, delaying the settlement of the restructuring proposal.  Subsequent to quarter end, the Ontario Court of Appeal denied this motion and the investor committee announced a targeted completion date of September 30, 2008.  The dissenting investor group have since filed an appeal with the Supreme Court of Canada.

In the second quarter, the Company revised its valuation of its investment in ABCP to reflect the additional information available in the market and to consider the impact of the Committee’s restructuring plan to convert the ABCP into various long-term floating rate notes with revised maturities. The DBRS rating for the majority of the new notes is expected to be AA and BB. As a result, in the second quarter of 2008 an additional provision of $3 million was recorded to bring the total reserve to $5 million or 30% of face value.

The Company has continued to use a scenario-based probability-weighted discounted cash flow approach to value its investment at July 31, 2008 which considered the revised credit quality of the investments, estimated renegotiated maturity dates of approximately five to eight years, estimated coupon rates of 3.1% to 3.6% and estimated restructuring fees.  During the quarter, market conditions surrounding liquidity of ABCP continued to experience some volatility, however no additional adjustment was deemed necessary.  The assumptions used in estimating the fair value of the ABCP are subject to change, which may result in further adjustments to non-operating results in the future.

Contractual Obligations
There have been no material changes in contractual obligations since October 31, 2007 and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of third parties, nor do we have any off-balance sheet arrangements.

Derivative Instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments have consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at July 31, 2008 was a liability of $2 million.

In addition to the above derivatives, isotope supply agreements include terms that result in the creation of an embedded currency derivatives under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”.  The fair value of the derivatives at July 31, 2008 are recorded as an asset of $4 million and a liability of $2 million.

Capital Structure
($ millions)	July 31, 2008	October 31 2007	Change
Long-term debt	$299	$384	(22%)
Less: cash and cash equivalents and short-term investments	(130)	(324)	(60%)
Net debt	169	60	182%
Shareholders’ equity	1,797	1,897	(5%)
Capital employed[1]	$1,966	$1,957	n /m
1 Capital employed is a measure of how much of our net assets is financed by debt and equity.

Long-term debt decreased $84 million primarily due to $81 million of repayment of the long-term debt in the first quarter 2008 and the revaluation of our Canadian dollar dominated long-term debt to reflect the strength of the U.S. dollar at the end of the third quarter of 2008, compared to our 2007 fiscal year end.

Quarterly Highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with U.S. GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

($ millions, except earnings per share)
	Trailing Four Quarters	July 2008	April 2008	Jan 2008	Oct 2007
Net revenues	$1,227	$298	$326	$296	$307
Operating income (loss)	$(19)	$(22)	$8	$(6)	$1

Income from continuing operations	$33	$(10)	$11	$17	$15
Net income	$31	$(10)	$11	$17	$13
Earnings per share from continuing operations
Basic and diluted	$0.27	$(0.08)	$0.09	$0.14	$0.12
Earnings per share
Basic	$0.26	$(0.08)	$0.09	$0.14	$0.11
Diluted	$0.26	$(0.08)	$0.09	$0.14	$0.11
($ millions, except earnings per share)
	Trailing Four Quarters	July 2007	Apr 2007	Jan 2007	Oct 2006
Net revenues	$1,062	$308	$263	$241	$250
Operating income (loss)	$(112)	$(4)	$(96)	$(9)	$(3)

Income (loss) from continuing operations	$(36)	$7	$(55)	$-	$12
Net income	$805	$7	$737	$16	$45
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.26)	$0.06	$(0.40)	$0.00	$0.08
Earnings per share
Basic	$5.83	$0.05	$5.37	$0.11	$0.30
Diluted	$5.81	$0.05	$5.35	$0.11	$0.30

Items on the pre-tax basis that impact the comparability of operating income include:
•	Results for the quarter ended July 31, 2008 reflect a $12 million restructuring charge and a $11 million asset impairment charge
•	Results for the quarter ended April 30, 2008 reflect income of $10 million from the reduction of the FDA provision
•	Results for the quarter ended January 31, 2008 reflect a $11 million gain from the reduction of future Canadian income tax rates
•
Results for the quarter ended April 30, 2007 reflect a $792 million net gain from the sale of our diagnostics businesses, 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect to the FDA review, and $25 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.

Outlook
In the first three quarters of 2008, we have seen strong growth in new order wins at MDS Pharma Services totalling $511 million. While we expected these new orders to begin driving increased revenue in the second half of 2008, this increase has not yet materialized due to delays in the start dates for certain new studies primarily in our late-stage business. We now expect the primary increase in revenue to occur in fiscal 2009.  Our attention continues to be focused on restoring profitability by streamlining and strengthening the solid platforms we have throughout our business.  We are continuing to invest in building our global business development capability to accelerate growth in key global markets. This has included hiring experienced staff, new sales incentive programs, training and a focus on winning more profitable business.  These initiatives include corresponding growth investments in facilities such as our Phoenix Phase I facility and our Beijing central laboratory, as well as investments in customer-facing systems designed to achieve our On-Time, High-Quality brand promise.  At the same time, we continue to streamline our business through restructuring initiatives announced in the third quarter of 2008.  We believe these actions, combined with the increased backlog, will drive accelerated growth and increased profits in 2008 and beyond.

MDS Nordion maintained traditional levels of revenue and improved adjusted EBITDA in the third quarter of 2008 after the divestiture of certain product lines.  We remain encouraged by the ongoing global expansion of our TheraSphere® product line and continue to seek new partnerships for growth in medical isotopes. Our expanded long-term contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization demand in the long term. We are encouraged by the projected outlook for expected growth in our global markets and we are focusing on being well positioned in these markets to capitalize on these opportunities.

On May 16, 2008, AECL and the Government of Canada publicly announced their intention to discontinue the development work on the MAPLE reactors.  At the same time, AECL and the Government of Canada also publicly announced that they will continue to supply medical isotopes from the current NRU, and will pursue a license extension of the NRU operation past its current expiry date of
October 31, 2011.  On July 9, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations.  We concurrently filed court claims for $1.6 billion in damages against AECL and the Government of Canada.

In the second and third quarter, MDS Analytical Technologies has seen deferrals of capital expenditures for high-end instruments by pharmaceutical customers primarily in North America.  This has negatively affected our second and third quarter results as these high-end instruments also command higher margins.  We expect this market softness to continue at least until the end of 2008, and have taken actions to increase profitability including the restructuring initiatives announced in the third quarter of 2008.  We continue to execute our strategy to shift manufacturing to Asia and to bring innovative new products to our customers through internal research and development and through the licensing and acquisition of new technologies.

MDS Inc.  2008 Guidance

To execute our strategy and drive increased profitability we have implemented a number of margin improvement activities in the third quarter of 2008 including the restructuring plans mentioned above.  To reflect the impact of the third quarter of 2008 and the expected
$6 million - $8 million fourth quarter of 2008 restructuring charges, an asset impairment charge associated with a MDS Pharma Services facility and the delay in increased revenue at MDS Pharma Services, we have revised our 2008 guidance as follows:

($ millions, except per share amount)
	2007 Actual Results	September 2008 Guidance	June 2008 Guidance
Total revenues	$1,210	$1,330 – 1,350	$1,350 – 1,400
Net revenue	$1,119	$1,230 – 1,250	$1,250 – 1,290
Adjusted EBITDA	$145	$160 – 170	$160 – 170
Adjusted EPS	$0.34	$0.27 – 0.33	$0.27 – 0.33
Income (loss) from continuing operations	$(33)	$18 – 28	$45 – 55
Basic EPS	$(0.25)	$0.15 – 0.23	$0.37 – 0.45
Capital expenditures	$71	$50 – 60	$60 – 70
Effective tax rate	41%	10% – 20%	10% – 20%

Our revised 2008 guidance is based on the following assumptions:

Net revenues for 2008 are expected to grow in the range of 10% - 12% based on:  the net impact of the Molecular Devices acquisition, foreign exchange and the divestiture of the MDS Nordion external beam therapy and self-contained irradiator product lines, with increased revenues across all three business units.  The decrease in the guidance range by $20 million at the lower end and $40 million at the higher end, from our July 2008 Guidance  is primarily a result of the slower-than-expected ramp up of revenue at MDS Pharma Services due to the delay in the start of certain customer studies.  Total revenue is a GAAP measure that includes a forecast for reimbursement revenues, which are then excluded from the calculation of net revenues.

Adjusted EBITDA is expected to grow at 10% - 17% and to be in the range of $160 million - $170 million driven by:  productivity improvements, revenue growth across MDS, and the full-year impact of the acquisition of Molecular Devices.  The cost reduction actions implemented by the Company are expected to offset the impact of lower revenues at MDS Pharma Services and we are therefore maintaining our adjusted EBITDA guidance consistent with that issued in June, 2008.  For 2008, the adjusting items used in calculating adjusted EBITDA include; the revision of our best estimate of the remaining FDA provision, the provision for ABCP, the loss on the sale of MDS Nordion’s divested product lines, restructuring and asset impairment charges and certain other items.

Adjusted earnings per share (adjusted EPS) for 2008 are expected to be in the range of $0.27 - $0.33.  In addition to the adjusting items outlined above, adjusted EPS also excludes a first-quarter 2008 gain on deferred taxes associated with future Canadian income tax rates.

Income from continuing operations and basic EPS for 2008 primarily reflects adjusted EBITDA growth and the income tax gain described above, offset by the adjusting items used in calculating adjusted EBITDA as described above.  The decrease in the range for income from continuing operations of $27 million from our June 2008 Guidance is due to expected after-tax impact of the third and fourth quarter 2008 restructuring charges, the asset impairment charge recorded in the third quarter of 2008 and certain other charges that are treated as adjusting items in the calculation of adjusted EBITDA.

Capital expenditures in 2008 are expected to be lower than 2007 as we are deferring several projects to 2009 based on lower forecast profitability for the remainder of the year.

The effective tax rate in 2008 is expected to remain in the range of 10% - 20% reflecting the first quarter 2008 gain associated with the reduction of future Canadian income tax rates, the use of foreign tax loss carry-forwards and research and development investment tax credits.  There is no change in our effective tax rate from previously issued guidance.

Our income from continuing operations and basic EPS could be materially reduced, including the possibility of a significant loss in 2008, if we determine there is an impairment of the intangible asset associated with the MAPLE reactors.  The above item could also affect our effective tax rate.

Canadian GAAP Reconciliation
Note 22 to our consolidated financial statements for the third quarter of 2008 contains a reconciliation of results reported in U.S. GAAP to the results based on Canadian GAAP.  The material reconciling items for net income in the quarter are deferred development costs that are capitalized for Canadian GAAP purposes and expensed under U.S. GAAP, a difference in the methodologies used to value certain stock-based compensation programs and certain contracts that under U.S. GAAP have an embedded derivative associated with them.  In the third quarter of 2007 the differences relate to accounting for joint ventures, treatment of investment tax credits, deferred development costs, stock-based compensation plans and hedge contracts.

Our Canadian Supplement to this MD&A provides descriptions and reconciliations of the material differences between this MD&A based on U.S. GAAP and the financial information for the quarter based on Canadian GAAP.

Accounting Changes
In July 2006, the U.S. Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements.  It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 was adopted by the Company in the first quarter of fiscal 2008 and we did not have to record any change to liabilities for uncertain tax positions.  For additional information see Note 2 of our unaudited interim financial statements.

Recent Accounting Pronouncements
a. In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on November 1, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on its consolidated results of operations and financial condition.

b.  In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115” (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 on November 1, 2008 and is currently evaluating the effects of the adoption of SFAS 159.  The adoption, however, is not expected to have a material impact on the consolidated results of operations and financial condition.

c. In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, a substantial amendment to SFAS 141. The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions after October 31, 2009.  The Company is currently evaluating the effects that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

d.  In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51”. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the noncontrolling interest held by others in entities that are consolidated by the reporting entity. The provisions of SFAS 160 are not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

e. In March 2008, the FASB issued SFAS no. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement 133”. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  MDS plans to adopt the provisions of SFAS 161 in the first quarter ending January 31, 2009

f. In April 2008, the FASB issued Financial Statement Position, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets.  FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

g. In May 2008, the FASB issued Financial Accounting Standard (SFAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). Under SFAS 162, the U.S. GAAP hierarchy will now reside in the accounting literature established by the FASB.  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with U.S. GAAP. SFAS No 162 will not impact the Company’s financial statements.

International Financial Reporting Standards
MDS has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) have recently confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  The CSA Staff has proposed retaining the existing option for a domestic issuer that is also an Securities and Exchange Commission (SEC) registrant to use U.S. GAAP.  Separately, the SEC in late 2007 also eliminated the requirement of reconciling financial statements to U.S. GAAP for foreign private issuers that file under IFRS effective November 15, 2007.  On August 27, 2008, the SEC issued a proposal which would require registrants to issue their financial statement under IFRS beginning in 2014, 2015 or 2016 depending on the size of the issuer.   MDS has not made an assessment of the impact of a conversion to IFRS.

MDS adopted U.S. GAAP as the primary reporting standard for the Company’s consolidated financial statements in fiscal 2007.  MDS commenced reporting under U.S. GAAP to improve the comparability of the financial information with that of its competitors, the majority of whom are U.S.-based multinational companies that report under U.S. GAAP.

Internal Control over Financial Reporting
As a result of our internal controls review during the preparation of our 2007 annual financial statements, we concluded that effective internal control over financial reporting was not maintained with respect to accounting for and disclosure of the fair value of compensation expense and period-end liabilities for certain stock-based incentive compensation plans.  As this error resulted in a material audit adjustment to our statements for fiscal 2007 and a restatement of the 2007 interim financial statements to correct the Canadian to U.S. GAAP reconciliation tables in the notes to the financial statements, we concluded that this constituted a material weakness in the Company’s internal control over financial reporting and that the Company’s internal control over financial reporting was not effective as at October 31, 2007.  Although we believe that the reported material weakness is narrow in scope and that it does not have a pervasive impact on internal control over financial reporting at MDS, we will continue to evaluate our internal control over financial reporting on an ongoing basis and will upgrade and enhance internal control over financial reporting as needed.

To address the identified material weakness, management implemented measures in the first quarter of 2008 to remediate the control deficiency, including review of certain stock-based incentive compensation plans with third-party compensation experts, the calculation of fair value for these plans using a Monte Carlo simulation, and a review of accounting regulations for stock-based compensation plans with third-party accounting experts.  These measures have strengthened internal control associated with the calculation and reporting of the fair value of stock-based incentive compensation plan liability and expense. These measures were implemented prior to the preparation of the financial statements for the quarter ended January 31, 2008 and will be subject to the Company’s assessment of internal controls in fiscal 2008.